Exhibit 3.3

AMENDMENT TO

THE AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

CITIZENS INDEPENDENT BANCORP, INC.

RESOLVED, that the first paragraph of Article Fourth of the Amended and Restated Articles of Incorporation be, and it hereby is, deleted in its entirety and replaced with the following new first paragraph of Article Fourth:

FOURTH. The authorized number of shares of the corporation shall be 2,100,000, which shares shall be divided into two classes, one class of which shall consist of 2,000,000 shares designated as common shares, each without par value, and one class of which shall consist of 100,0000 share designated as preferred share, each without par value.